EXHIBIT 99.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-282467 on Form F-10 and Registration Statement No. 333-288142 on Form S-8 of Equinox Gold Corp. of our reports dated March 19, 2026, with respect to the financial statements of Orla Mining Ltd. and the effectiveness of Orla Mining Ltd.’s internal control over financial reporting, appearing in this Current Report on Form 6-K of Equinox Gold Corp. dated August 4, 2026.

/s/ Deloitte LLP

Chartered Professional Accountants
Vancouver, Canada

August 4, 2026